

April 23, 2012

Via E-mail
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, Louisiana 70809

     Re: Edgen Group Inc.
            Amendment No. 5 to
            Registration Statement on Form S-1
            Filed April 20, 2012
            File No. 333-178790

Dear Mr. O'Leary:

     We have received your response to our prior comment letter to you dated April 18, 2012 and have the following additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 58

2. Pro Forma Adjustments and Assumptions, page 60

1. Refer to footnote (o) – We note your response to our prior comment number 14 but are still unclear as to how you calculated or determined the Class A vested restricted shares and Class A unvested restricted shares reflected in the computation of basic and diluted weighted average shares disclosed in footnote (o). Supplementally provide us with your computations of these amounts. We may have further comment upon review of your response.

2. Refer to footnote (o) – We note the disclosure included in footnote (o) which indicates that for the year ended December 31, 2011, the net income attributable to the Edgen Group in the calculation of diluted earnings per share would have been $1.9 million as all net income attributable to the non-controlling interest of

EDG LLC would have been attributable to the Edgen Group if the Class B shares were exchanged for Class A shares. Please explain why the net income attributable to the Edgen Group in the calculation of diluted earnings per share would have been $1.9 million rather than the total net income for this period of $2.1 million indicated in the pro forma statement of operations. Please advise or revise as appropriate.

3. In a related matter, please revise the notes to the pro forma financial information to include the reconciliation of the numerators used in the Company's basic and diluted earnings per share computations for 2011. Refer to the guidance in ASC 260-10-50-1.

<u>Exhibit 5.1</u>

4. Please file an amended opinion that is signed and contains counsel's consent to the filing of the opinion as an exhibit to the registration statement and to being named in the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: <u>Via E-mail</u>
        Eric S. Siegel
        Dechert LLP